UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Date of Filing             July 6, 2005                                File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U5A

NOTIFICATION OF REGISTRATION

Filed under Section 5(a) of the

Public Utility Holding Company Act of 1935

PERRYVILLE ENERGY HOLDINGS LLC
(Name of Registrant)

NOTIFICATION OF REGISTRATION

            The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

1.   Exact name of registrant.

            Perryville Energy Holdings LLC

2.   Address of principal executive officers.

            Perryville Energy Holdings LLC

            2030 Donahue Ferry Road

            P.O. Box 5000

            Pineville, LA 71361-5000

3.   Name and address of officer to whom notices and communications should be addressed.

            R. O'Neal Chadwick, Jr.                                              With copy to:

            Senior Vice President and General Counsel                   Timothy S. Taylor

            Cleco Corporation, on behalf of                                    Baker Botts L.L.P.

            Perryville Energy Holdings LLC                                    One Shell Plaza

            2030 Donahue Ferry Road                                           910 Louisiana

            P.O. Box 5000                                                             Houston, TX  77002-4995

            Pineville, LA 71361-5000

4.   Information regarding registrant and each subsidiary company thereof:

Name of Company	Organization	State of Organization	Type of Business
Perryville Energy Holdings LLC	Limited Liability Company	Louisiana	Holding Company
Perryville Energy Partners, LLC	Limited Liability Company	Delaware	Electric Utility

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Pineville and State of Louisiana, on the 6th day of July, 2005.

                    Perryville Energy Holdings LLC

(SEAL)                                                                                                                            By:      /s/  Samuel H. Charlton III

                                                                                                                                                   Samuel H. Charlton III

                                                                                                                                                   Member, Board of Managers

Attest:

/s/  Judy P. Miller
Judy P. Miller

Corporate Secretary

VERIFICATION

State of Louisiana

Rapides Parish ss.

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated July 6, 2005 for and on behalf of Perryville Energy Holdings LLC; that he is a Member of the Board of Managers of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/  Samuel H. Charlton III

(Signature)

Samuel H. Charlton III

(Type or print name beneath)

(OFFICIAL SEAL)

Subscribed and sworn to before me,

a Notary Public this 6th day of July, 2005.

/s/  Beatrice P. Newcomb

Beatrice P. Newcomb

Number 18715

My commission expires at death.